Exhibit 99.2

August 1, 2025 Second Quarter 2025 Results Webcast SECOND QUARTER 2025 RESULTS WEBCAST 1

SECOND QUARTER 2025 RESULTS WEBCAST 2 Vice President, Investor Relations Louis Tonelli

SECOND QUARTER 2025 RESULTS WEBCAST 3 Certain statements in this document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Potential Risks Related to Applicable Forward - Looking Statement Material Forward - Looking Statement Light vehicle sales levels, including due to : - A decline in consumer confidence - Economic uncertainty - Elevated interest rates and availability of consumer credit - Deteriorating vehicle affordability Tariffs and/or other actions that erode free trade agreements Production deferrals, cancellations and volume reductions Production and supply disruptions Commodities prices Availability and relative cost of skilled labour Light Vehicle Production Same risks as for Light Vehicle Production above Alignment of our product mix with production demand Customer concentration Uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions and growth with EV - focused OEMs, particularly Chinese OEMs Shifts in market shares among vehicles or vehicle segments Shifts in consumer "take rates" for products we sell Relative currency values Total Sales Segment Sales Same risks as for Total Sales and Segment Sales above Execution of critical program launches Operational underperformance Product warranty/recall risks Production inefficiencies Unmitigated incremental tariff costs Restructuring costs and/or impairment charges, including due to the ‘reshoring’ of production to the U . S . Inflation Ability to secure planned cost recoveries from our customers and/or otherwise offset higher input costs Price concessions Risks of conducting business with newer EV - focused OEMs Commodity cost volatility Scrap steel price volatility Tax risks, including our dispute with the Mexican tax authority regarding VAT Adjusted EBIT Margin Net Income Attributable to Magna Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna Risks related to conducting business through joint ventures Risks of doing business in foreign markets Legal and regulatory proceedings Changes in law Equity Income Forward Looking Statements

SECOND QUARTER 2025 RESULTS WEBCAST 4 Forward Looking Statements (cont.) Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : IT Security/Cybersecurity Risks IT/cybersecurity breach; product cybersecurity; Acquisition Risks inherent merger and acquisition risks; acquisition integration and synergies; Other Business Risks joint ventures; intellectual property; risks of doing business in foreign markets; relative foreign exchange rates; pension risks; tax risks, including our dispute with the Mexican tax authority regarding VAT; returns on capital investments; financial flexibility; credit ratings changes; stock price fluctuation; Legal, Regulatory and Other Risks legal and regulatory proceedings; changes in laws; and environmental compliance. Supply Chain Risks supply base; supplier claims; supply chain disruptions; regional energy supply and pricing; Manufacturing/Operational Risks product launch; operational underperformance; restructuring costs and impairment charges, including those related to the ‘reshoring’ of production to the U.S.; skilled labour attraction/retention; leadership expertise and succession; Pricing Risks quote/pricing assumptions; customer pricing pressure/contractual arrangements; commodity cost volatility; scrap steel/aluminum price volatility; Warranty/Recall Risks repair/replace costs; warranty provisions; product liability; Climate Change Risks transition risks and physical risks; strategic and other risks; Macroeconomic, Geopolitical and Other Risks unpredictable tariff and trade environment; trade disputes and threats to free trade agreements; consumer confidence levels; increasing economic uncertainty; interest rates and availability of consumer credit; geopolitical risks; Risks Related to the Automotive Industry program deferrals, cancellations and volume reductions; economic cyclicality; regional production volume declines; deteriorating vehicle affordability; uncertain pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions; intense competition; Strategic Risks planning and forecasting challenges; evolution of the vehicle; evolving business risk profile; technology and innovation; investments in mobility and technology companies; Customer - Related Risks customer concentration; market shifts; growth of EV - focused OEMs, particularly Chinese OEMs; risks of conducting business with newer EV - focused OEMs; dependence on outsourcing; customer cooperation and consolidation; consumer take rate shifts; customer purchase orders; potential OEM production - related disruptions; In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are: discussed under the "Industry Trends and Risks" heading of our Management’s Discussion and Analysis; and set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F with the Unit ed States Securities and Exchange commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can als o b e found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is availab le through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca , as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval Syst em (EDGAR), which can be accessed at www.sec.gov .

SECOND QUARTER 2025 RESULTS WEBCAST 5 All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. Please refer to the reconciliation of Non - GAAP measures in our press release dated August 1, 2025 for further information. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures". Weighted Sales Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production. Reminders

SECOND QUARTER 2025 RESULTS WEBCAST 6 Chief Executive Officer Swamy Kotagiri

SECOND QUARTER 2025 RESULTS WEBCAST 7 Key Takeaways Strong Q2 financial performance, reflecting consistent execution across our business • YoY: Adj. EBIT +1%, Adj. EBIT margin +20 bps, Adj. Diluted EPS +7%, FCF +$178 million • Versus our expectations: Ahead, mainly reflecting strong incremental margins on higher sales Increasing Outlook • Sales: Increase largely reflects foreign currency translation and better than expected Q2 program mix • Adj. EBIT Margin: Raising low end of range to 5.2% reflecting cost savings initiatives • Net Income Attributable to Magna: Increased due to higher expected Adj. EBIT and lower effective income tax rate Continued actions with customers to mitigate tariff impacts • Lower annualized tariff exposure (~$200 million) versus Q1 disclosure (~$250 million) • Settled with multiple OEMs for substantially all of our 2025 net tariff exposure with them • Working with our other customers and suppliers to mitigate substantially all of our remaining exposure, including through recoveries Returned $137 million to shareholders in dividends in Q2 • $324 million Return of Capital YTD, through dividends and share repurchases

SECOND QUARTER 2025 RESULTS WEBCAST 8 J.D. Power Platinum Plant Quality Award to Magna’s Complete Vehicle Assembly Operation in Graz, Austria • Based on J.D. Power’s 39 th annual Initial Quality Study • Award acknowledges quality and precision in producing BMW Z4 Earned Volkswagen Group Award 2025 in Product category for Innovative Battery Cover on VW MEB platform • Award recognizes Magna’s technical ingenuity, flexibility and persistence • Solution highlights our effective collaboration on a complex battery cover Success Through Quality and Innovation

SECOND QUARTER 2025 RESULTS WEBCAST 9 Advancing Vehicle Safety Innovation with Integrated Interior Sensing Systems • Redefining vehicle safety with Magna’s Child Presence Detection (CPD) technology • Recent business awards from OEMs in Asia and North America • Integrating cameras and radars to deliver holistic safety solutions Continue to Win Business and Advance Technologies Awarded Dedicated Hybrid Transmission with North America - based Global OEM • Application for PHEV models launching in 2028 • Quoting similar product with additional global OEM • Further demonstrates our ability to support OEMs in “bringing power to the wheels” across all powertrain configurations

Tariff Cost Update

Updated tariff impacts:

- Estimated 2025 **annualized** net tariff exposure reduced to ~$200 million[1] from ~$250 million
- Settled with multiple OEMs for substantially all of our 2025 net tariff exposure with them
- Expect modest negative impact to 2025 FCF, compared to previous Outlook

What we remain focused on:

✓ Utilizing government remissions programs where appropriate

✓ Continuing cost reduction programs already in place

✓ Being disciplined with capital spend

✓ Working with our other customers and suppliers to mitigate substantially all of our remaining exposure, including through recoveries

[1] Based on updates to tariff rates up to mid-July 2025

10 SECOND QUARTER 2025 RESULTS WEBCAST

MAGNA

SECOND QUARTER 2025 RESULTS WEBCAST 11 Updated 2025 Outlook – Key Assumptions August 2025 May 2025 2024 Light Vehicle Production: (millions of units) 14.7 15.0 15.379 • North America 16.6 16.6 16.752 • Europe 30.8 30.2 30.811 • China Foreign Exchange Rates: 0.715 0.714 0.730 • 1 CDN dollar equals USD 1.127 1.111 1.082 • 1 EURO equals USD 0.138 0.137 0.139 • 1 RMB equals USD

SECOND QUARTER 2025 RESULTS WEBCAST 12 Updated 2025 Outlook August 2025 May 2025 2024 ($Billions, unless otherwise noted) 40.4 – 42.0 40.0 – 41.6 42.836 Total Sales 5.2% – 5.6% 5.1% – 5.6% 5.4% Adjusted EBIT Margin % 1 75M – 105M 65M – 95M 101 Equity Income ~210M ~210M 211 Interest Expense ~25% ~26% 22.7% Income Tax Rate 2 1.35 – 1.55 1.30 – 1.50 1,551 Adjusted Net Income Attributable to Magna 3 1.6 – 1.7 1.7 – 1.8 2.178 Capital Spending 0.8 – 1.0 0.8 – 1.0 1.058 Free Cash Flow 4 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net 4 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fi xed Asset Additions and Increase in Investment in other assets

SECOND QUARTER 2025 RESULTS WEBCAST 13 Executive Vice President & Chief Financial Officer Pat McCann

SECOND QUARTER 2025 RESULTS WEBCAST 14 Q2 2025 Performance Highlights Consolidated Sales 10.6B Weighted GoM 1 of - 1% ( - 1% excl. Complete Vehicles) - 3% Adjusted Diluted EPS $1.44 +7% Free Cash Flow 2 $301M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fi xed Asset Additions and Increase in Investment in other assets Adjusted EBIT 5.5% +20 bps $583M +1% +$178M

SECOND QUARTER 2025 RESULTS WEBCAST 15 Q2 2025 Financial Results Weighted Sales GoM 1 - 1% ( - 1% excl. Complete Vehicles) Q2 2025 LV Production 1% Global - 6% North America - 9% Detroit - based - 2% Europe 5% China - 3% Magna Weighted 1 Weighted Sales Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excludi ng Complete Vehicles, to regional production 2 Includes net customer price concessions 3 Substantially the divestiture of our controlling interest in metalforming operations in India Consolidated Sales ($Millions) - 3% 10,958 - 392 - 75 - 54 194 10,631 Q2 2024 Volumes, Launches & Other Complete Vehicles excl. FX Divestitures, Net of Acquisitions Foreign Exchange Q2 2025 2 3

Q2 2025 Financial Results



Adjusted EBIT & Margin
($Millions and %)
5.3%
$577
0.50%
0.20%
0.10%
-0.40%
-0.20%
5.5%
$583
Note: bps changes are approximate
Q2 2024
Operational
Equity Income[1]
Discrete Items
Tariffs
Volumes & Other
Q2 2025

- Operational
  - Operational excellence activities driving productivity and efficiency improvements (+)
  - Lower launch costs (+)
  - Higher new facility costs (-)
- Equity Income
  - Higher net favourable commercial items (+)
  - Higher earnings due to favourable product mix and higher sales (+)
  - Lower launch costs (+)
    (all with respect to certain equity-accounted entities)
- Discrete Items[1]
  - Supply chain premiums in '24 (+)
  - Lower net warranty (+)
  - Lower restructuring costs (+)
  - Lower net favourable commercial items (-)
- Tariff Costs Incurred, Not Yet Recovered from Customers (-)
- Volumes & Other
  - Reduced earnings on lower sales (-)

[1] *Includes items from both Q2 2025 and Q2 2024. Represents the net change year over year.*

16 SECOND QUARTER 2025 RESULTS WEBCAST

SECOND QUARTER 2025 RESULTS WEBCAST 17 Q2 2025 Financial Results Change Q2 2025 Q2 2024 ($Millions, unless otherwise noted) (327) 10,631 10,958 Sales 6 583 577 Adjusted EBIT 2 52 54 Interest Expense 8 531 523 Adjusted Pre - Tax Income 10 (109) (119) Adjusted Income Taxes - (15) (15) Income Attributable to Non - Controlling Interests 18 407 389 Adjusted Net Income Attributable to Magna (5.6) 281.7 287.3 Diluted Shares Outstanding (millions of shares) 0.09 1.44 1.35 Adjusted Diluted EPS ($) 22.8% 20.5% 5.3% 5.5%

SECOND QUARTER 2025 RESULTS WEBCAST 18 Q2 2025 Cash Flow and Investment Activities Free Cash Flow 1 ($Millions) 123 301 0 50 100 150 200 250 300 350 Q2'24 Q2'25 1 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Key Sources (Uses) of Cash 341 (416) Net (Repayment) Issue of Debt (137) (134) Dividends paid Q2 2025 Q2 2024 ($Millions) 762 681 Cash from Operations Before Changes in Operating Assets & Liabilities (135) 55 Changes in Operating Assets & Liabilities 627 736 Cash from Operations (246) (500) Fixed Asset Additions (94) (170) Increase in Investments, Other Assets and Intangible Assets 14 57 Proceeds from Dispositions (326) (613) Investment Activities 301 123 Free Cash Flow 1

SECOND QUARTER 2025 RESULTS WEBCAST 19 Maintaining Strong Balance Sheet Leverage Ratio (LTM, 30JUN25) ($millions) 8,243 Adjusted Debt 4,064 Adjusted EBITDA 2.03x Adjusted Debt / Adjusted EBITDA 1.87x Adjusted Debt / Adjusted EBITDA (excl. excess cash) 1 Total Liquidity (30JUN25) ($millions) 1,536 Cash 3,501 Available Term & Operating Lines of Credit 5,037 Total Liquidity Investment - grade ratings from Moody's, S&P, DBRS 1 Excluding excess cash held to pay down debt coming due • Raised €575M and $400M in Senior Notes • To be used principally to repay $650M debt in September 2025 Better Than Anticipated

SECOND QUARTER 2025 RESULTS WEBCAST 20 In Summary: Magna’s Performance and Outlook Strong Q2 financial performance better year over year and ahead of our expectations Increasing Outlook • Higher sales range • Raising low end of Adj. EBIT margin range • Increased Adj. net income attributable to Magna Continued actions with customers to mitigate potential tariff impacts • Lower annualized tariff exposure versus Q1 disclosure • Settled with multiple OEMs for substantially all of our related 2025 net tariff exposure with them • Working with our other customers and suppliers to mitigate substantially all of our remaining exposure, including through recoveries Operational excellence initiatives continuing to enhance margins despite challenging industry backdrop Returned $137 million to shareholders in dividends

SECOND QUARTER 2025 RESULTS WEBCAST 21 Q&A

SECOND QUARTER 2025 RESULTS WEBCAST 22

SECOND QUARTER 2025 RESULTS WEBCAST 23 Appendix

SECOND QUARTER 2025 RESULTS WEBCAST 24 Q2 2025 Reconciliation of Reported Results Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 531 $ 29 $ 6 $ 496 Income Before Income Taxes 5.0% 4.7% % of Sales $ 109 $ 5 $ 2 $ 102 Income Tax Expense 20.5% 20.6% % of Pretax $ (15) $ - $ - $ (15) Income Attributable to Non - Controlling Interests $ 407 $ 24 $ 4 $ 379 Adjusted Net Income Attributable to Magna 1 $ 1.44 $ 0.08 $ 0.01 $ 1.35 Adjusted Diluted Earnings Per Share 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Int ang ible Assets

SECOND QUARTER 2025 RESULTS WEBCAST 25 Q2 2024 Reconciliation of Reported Results Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 523 $ 28 $ 68 $ 427 Income Before Income Taxes 4.8% 3.9% % of Sales $ 119 $ 5 $ 15 $ 99 Income Tax Expense 22.8% 23.2% % of Pretax $ (15) $ - $ - $ (15) Income Attributable to Non - Controlling Interests $ 389 $ 23 $ 53 $ 313 Adjusted Net Income Attributable to Magna 1 $ 1.35 $ 0.08 $ 0.18 $ 1.09 Adjusted Diluted Earnings Per Share 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Int ang ible Assets

SECOND QUARTER 2025 RESULTS WEBCAST 26 Q2 2025 vs Q2 2024 Sales Performance vs Market Performance vs Weighted Global Production (Weighted GoM ) Organic 1 Reported (1%) (4%) (5%) Body Exteriors & Structures (1%) (4%) (2%) Power & Vision - (3%) (2%) Seating Systems (3%) (6%) (1%) Complete Vehicles (1%) (4%) (3%) TOTAL SALES 1.0% Unweighted Production Growth (3%) Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

SECOND QUARTER 2025 RESULTS WEBCAST 27 Q2 2025 vs Q2 2024 Segment Impact on Adjusted EBIT % of Sales Adjusted EBIT as a Percentage of Sales Adjusted EBIT Sales ($Millions) 5.3% $ 577 $ 10,958 2 nd Quarter of 2024 Increase (Decrease) Related to: 0.2% $ 6 $ (212) Body Exteriors & Structures (0.3%) $ (36) $ (69) Power & Vision (0.1%) $ (11) $ (22) Seating Systems 0.1% $ 8 $ (16) Complete Vehicles 0.3% $ 39 $ (8) Corporate and Other 5.5% $ 583 $ 10,631 2 nd Quarter of 2025

Geographic Sales
Q2 2025 vs Q2 2024


North America
$5.50B
$5.20B
Production (6%)
Europe
$4.08B
$4.23B
Production (2%)
Asia
$1.47B
$1.30B
Asia Production 3%
China Production 5%
Rest of World
$130M
$149M
ROW Production 12%
South America Production 17%
Q2 2024
Q2 2025

28 SECOND QUARTER 2025 RESULTS WEBCAST

SECOND QUARTER 2025 RESULTS WEBCAST 29 2025 Segment Adjusted EBIT Margin 2024 May 2025 Outlook August 2025 Outlook Seating Body Exteriors & Structures Power & Vision Complete Vehicles 7.5% 6.8 - 7.4% 5.3% 5.0 - 5.6% 3.8% 2.4 - 3.0% 2.5% 2.0 - 2.6% 7.1 - 7.7% 2.4 - 3.0% 5.0 - 5.6% 2.0 - 2.6%

SECOND QUARTER 2025 RESULTS WEBCAST 30 Leverage Ratio Q2 2025 ($Millions) $ 8,116 Debt per Balance Sheet 127 Credit Rating Agency Adjustments $ 8,243 Adjusted Debt $ 3,737 LTM EBITDA 327 Credit Rating Agency Adjustments $ 4,064 Adjusted EBITDA 2.03x Adjusted Debt / Adjusted EBITDA Ratio (636) Excess Cash 1.87x Adjusted Debt / Adjusted EBITDA (excl. excess cash) 1 1 Excluding excess cash held to pay down debt coming due

SECOND QUARTER 2025 RESULTS WEBCAST 31